hanarotelecom’s Response to Rumors of an Acquisition

With respect to rumors of a possible acquisition of hanarotelecom by SK Telecom, the Company is not pursuing the M&A transaction.

hanarotelecom incorporated
Name: Mr. Byung-Moo Park
Title: Representative Director and CEO